UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 9, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9 Other Events

Music Licensing, Inc. (the “Company”) is pleased to announce that it has formally retained Cumax Wealth Management Limited (“Cumax”) to assist with the Company’s listing by introduction on the Jamaica Stock Exchange.

Cumax, a company registered under the laws of Jamaica, is a seasoned wealth management firm with a particular expertise in stockbroking. The Company believes that Cumax’s experience and knowledge of the Jamaican financial markets will significantly benefit the Company’s listing process.

Under the terms of the Agreement (the “Agreement”), Cumax will provide advisory services to the Company for a period of nine months from the date of the Agreement, which may be extended by mutual consent of both parties. The Agreement specifies that Cumax’s services will include, among other things, assisting with the preparation and finalization of the necessary documents to be submitted to the Jamaica Stock Exchange, as well as providing advice in relation to the application and related process.

The Company will compensate Cumax for these services as per the agreement, the details of which will not be disclosed due to a confidentiality provision.

The Company believes that this engagement represents a significant step forward in its goal of listing on the Jamaica Stock Exchange. It views this development as an essential part of its growth strategy and looks forward to working closely with Cumax in the months ahead to achieve a successful listing.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	May 9, 2023	By:	/s/ Jake P. Noch
Jake P. Noch,
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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